INVEST IN **PERSISTENCE DATA MINING, INC.**

Real-Time Soil Health Analysis: Using Cutting Edge Tech to Increase Farm Sustainability

PITCH VIDEO   INVESTOR PANEL



Soilytics
PERSISTENCE
DATA MINING

persistencedata.com   San Diego CA

Food   Infrastructure   Technology   B2C   Sustainability

LEAD INVESTOR

Rosanne Apodaca

As a Native American, I am passionate about preventing climate change and protecting our environment. The opportunity that I have with Persistence Data Mining, Inc. offers a significant return on Investment and I believe will help to improve much needed soil health thus resulting in healthier food and a healthier Planet. Brian Zamudio has built a great Team, and I know personally that he has the Leadership qualities to establish PDMI to be the standard in soil and plant testing. He has spent many years researching the very best way possible to make soil testing easy, accurate, faster, and precise- and is developing the technology to make this happen.

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 7   WHAT PEOPLE SAY 15   ASK A QUESTION 2

Highlights

1. Our innovative soil health solution increases crop yields by 13% and reduces costs by 15%.
2. Cutting edge technology improves accuracy, precision, cost, and speed of soil testing.
3. Partnered with John Deere, Mahindra, USDA and the UN.
4. Positioned for success in the recession/pandemic proof $2.4T agricultural market.
5. Already producing revenue with a clear path to profitability.
6. Healthy soil absorbs more fossil fuel emissions.
7. Sustainable tech healing the environment by reducing the introduction of chemicals.
8. Soilytics™ puts real-time data in our customers' hands.

Our Team



Brian Zamudio   CEO

Serial entrepreneur with extensive tech development and fundraising experience. Brian created Persistence Data Mining when he recognized technology could be applied in agriculture to improve soil health and help farmers profitability.



Penelope Nagel   President

9th generation farmer with a passion for sustainable farming and experience working for global financial institutions such as HSBC and Santander.



Henry Bonner   Director, CFO

Management and Investing experience with corporations like GE Capital and MetLife.

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Pitch


We're Helping Farmers
Increase Sustainable Practices
to Restore Our Climate

Persistence Data Mining's cutting-edge technology provides a more accurate, automated, and cost-efficient soil testing solution that helps growers increase crop yields, reduce fertilizer and input costs, and improve soil fertility - resulting in more nutritious food and sustainable planet.

An investment in PDMI is an investment in the future of farming, people, and the planet.


We must adopt practices involving sustainable use of our natural resources, allowing farmers to grow more with less."
~ Dr. Yousuf Zafar


Healthy soil = healthy food = healthy planet
We help soil stay healthy & famers optimize profitability with fast analysis
No more time-consuming chemical lab analysis. Our results are uploaded to the cloud in minutes.


Soil Degradation is a
Growing Problem - Soilytics™
is the Solution


THE PROBLEM
Conventional soil analysis systems are slow, expensive, and produce inaccurate results, leading to the mismanagement of already degrading soils.
➢ Poor Soil Fertility
➢ Less Nutritious Foods
➢ Environment Contamination
➢ Over Fertilization & High Input Costs
➢ Decreased Crop Yields


Soilytics ™ Solution
Accurate, Automated, and Cost-efficient soil health testing
➤ Scan Soil On-Site Using High Resolution Hyperspectral Sensors
➤ Upload Images to Cloud for Processing w/ Proprietary Algorithms
➤ Quickly Access Data for Precision Agriculture Practices
Increased Crop Yields
Lower Fertilizer & Input Costs
Enhanced Soil Fertility
Healthy Soil = Healthy Food = Healthy Planet

Our proprietary Soilytics™ solution gives farmers real-time, automated, and accurate results, producing healthier soils that absorb CO2 from the atmosphere —at a lower cost to farmers.


PRECISION MAPPING IMPROVES PROFITABILITY
Conventional Mapping
Less granular and inaccurate testing leads to over and under fertilizing, lower crop yields, and soil degradation.
PDMI Mapping
Precise hyperspectral soil data creates more granular maps with increases profits.


Our Development Partners Include John Deere, the USDA, and the UN

We've partnered with some of the biggest names in agriculture, and we're connected with huge networks of farmers. This has granted us validation in the field, on the farm, and in the growing $2.4T agriculture market; and is enabling us to quickly make Soilytics™ invaluable in all areas of precision agriculture.


DEVELOPMENT PARTNERS


Timely Innovation in the $2.4T Global Agriculture Market

Due to the mounting pressure on our food supply systems, and the increased use of modern technology on farms, the precision agriculture sector is at the forefront of recent, exponential growth. Our technology is needed NOW in the stable, recession-proof $2.4 trillion global agriculture market.


TARGET MARKETS
PRECISION AGRICULTURE


AGRICULTURE
Global Market
$2.4 Trillion
5.6 B Acres
US Market
$450 Billion
900 Million Acres
Global Market
$6.0 Billion - 2020
AG RESEARCH
Global Market
$13.5 Billion
CARBON CREDITS
CO_2
Global Market
$50 Billion - 2030
SPECIALITY CROPS
Global Market
$22 Billion - 2020
Sources: FAO, World Bank, American Economic Association, Grand View Research, McKinsey, Global Newswire

We Have the Backing of Industry Leaders & Innovators

Our board members have the experience, innovation, and drive to help us scale quickly and efficiently to become a market leader in Smart Agriculture.


ADVISORY BOARD
Walt Duflock
VC ,Western Growers
VP of Innovation at Western Growers focused on accelerating commercialization and helping AgTech startups scale
Mark Rosen
Chemist
Extensive background in contract research organizations (CROs) Comprehensive network of academic, industrial, and key opinion leader contacts.
Ruzanna Sataryan
Social Change Advocate at UNDP
UN Development Program – Impact Investor, 15 years leading UNDP's Investment Initiative
Amy Wu –
Advocate
Amy Wu is communications manager at the Hudson Valley Farm Hub where she is charged with all aspects of communication including the newsletter, website and social media.

Our Competitive Advantage is Clear


PRECISION MAPPING IMPROVES PROFITABILITY
Conventional Mapping
Less granular and innaccurate testing leads to over and under fertilizing, lower crop yields, and soil degradation.
PDMI Mapping
Precise hyperspectral soil data creates more granular maps, and increases profits.

Our soil mapping technology offers a fundamental advancement in precision agriculture. Done in real-time, in the field and available on Cloud the same day, Soilytics™ helps farmers optimize the use of seed, fertilizer, water and power. Instead of losing money, farmers make a profit and heal the environment.

Our Robust Growth Strategy is Already Generating Revenue

Our technology is already being used by equipment manufacturers, soil labs, universities and public agencies. And with a total addressable market of 916

million acres in the US, and ultimately 7.86 billion acres worldwide, we're confident Soilytics™ is on track to become a household name in agriculture.

One Customer Who Produced Alfalfa In Montana Saw:
- ✓ **40% Crop Yield Improvements**
- ✓ **Lab Cost Savings Of Over 80%**
- ✓ **$50k Savings With Improved Fertilization Efficiencies**

BUSINESS MODEL

Primary Revenues

- *Soil Testing: $3-$5 per sample*
- *Research Testing $7–10 per sample*

Other Potential Revenues

- *Software – Integrate our data into precision agriculture applications*
- *Data Usage - Supply data for improved farming processes*
- *Carbon Credits - Provide carbon nutrient testing services both buyers and sellers*

We're already seeing proof of our potential for massive growth in the agriculture market, and our future role in dominating the soil mapping niche. By 2024, we're projecting $58,000,000+ in revenues via our strategic channels.

GROWTH PROJECTIONS



REVENUE
$67K
$3.5M
$12.2M
Profitable
$32.0M
$58.2M

Revenues	2021	2022	2023	2024	2025
Agriculture	$ 36,000	$ 1,035,000	$ 4,050,000	$ 11,700,000	$ 30,375,000
Specialty Crops	$ -	$ 1,050,000	$ 3,937,500	$ 9,600,000	$ 15,937,500
Research	$ 31,450	$ 1,386,000	$ 4,777,500	$ 8,085,000	$ 11,812,500
Total $	**$ 67,450**	**$ 3,471,000**	**$ 12,765,000**	**$ 29,385,000**	**$ 58,125,000**
Total Customers	**4**	**40**	**90**	**205**	**365**
Total Tests	12,000	753,000	2,820,000	6,975,000	15,000,000

FINANCIAL PROJECTIONS

Income Statement ($000)	*2021*	*2022*	*2023*	*2024*	*2025*
Revenue	$67	$3,471	$12,765	$29,385	$58,125
Cost of Sales	$39	$1,090	$2,941	$5,686	$8,427
Gross Profit	$28	$2,381	$9,824	$23,699	$49,698
Gross Margin %	42%	69%	77%	81%	86%
OpEx					
Personnel	$538	$3,062	$7,682	$11,548	$15,991
G&A	$78	$535	$1,047	$1,800	$2,764
Sales & Marketing	$24	$192	$384	$1,248	$2,052
Total OpEx	$641	$3,788	$9,113	$14,597	$20,806
EBITDA	-$612	-$1,408	$711	$9,102	$28,892
EBITDA %			6%	31%	50%
Dep/Int/Tax	$1	$71	$227	-$1,944	-$8,619
NET INCOME	-$611	-$1,337	$938	$7,158	$20,272
Operational CF	-$611	-$1,886	$38	$7,899	$28,132

What's Next?

We've got big plans for Soilytics™ to help farmers across the planet heal our soils, curb the climate crisis, and feed our growing populations—and make a good living doing it. The United Nations Development Program works with us because of our impact on 5 sustainable development goals (SDG's). We're working with a wide range of institutions to test and deploy our services, which we predict will become invaluable to the industry very soon.

TARGET CUSTOMERS

TRADITIONAL AGRICULTURE

SPECIALITY CROPS


"Reaching the Farmer" through
ASPs (Agronomic Service Providers)
Multiple farms averaging 30k acres
25k+ agronomists in U.S.
Large Family Farms and Ranches
Farm Cooperatives
Fertilizer & Chemical Companies
Crops
RESEARCH
Universities
Foundations
AG Corporations
OTHER
Soil Testing Labs
Carbon Credit Markets
Environmental / Construction

Why Invest Today?

We're on the verge of a revolution towards sustainability and equity in agriculture, and Persistence Data Mining will be at the center of this revolution...Will you?

Join us and together we can restore healthy soils, healthy food, and a healthy planet for all.


INVEST IN
PERSISTENCE
DATA MINING